UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2011

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated October 6, 2011.

Exhibit 99.1

Sale of Golar Freeze to Golar LNG Partners L.P.

Golar LNG Limited ("Golar" or the "Company") announced today that it has entered into an agreement to sell the companies that own the floating storage and regasification unit ("FSRU") Golar Freeze to subsidiary company Golar LNG Partners L.P. ("Golar LNG Partners") for a price of $330 million. The transaction is expected to close before the end of October 2011.

The acquisition is being financed by the assumption of approximately $108 million of senior bank debt and with vendor financing provided by Golar LNG in the form of a loan in the amount of approximately $222 million. The loan has a term of three years and a fixed interest rate of 6.75%. It is expected that the vendor financing will be refinanced prior to its maturity with third party debt and/or in connection with the acquisition of potential further assets by Golar LNG Partners from the Company in the future.

The transaction structure and the term of the loan agreement will reduce Golar LNG's need for external financing for its newbuild deliveries in 2013 and 2014 and is likely to positively influence Golar's ability to grow and pay additional dividends in the future.

Golar LNG Chairman Mr. John Fredriksen said in a comment, "We are very pleased to have completed this transaction which confirms the Company's strategy to monetise long-term contracts through the growth of Golar LNG Partners. As a large shareholder in Golar LNG Partners we are also pleased to see that the strategy to grow the business and dividends is now coming to fruition"

Hamilton, Bermuda

October 6 2011

Investor relations enquiries:

Golar Management Limited - + 44 207 063 7900

Brian Tienzo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: October 6, 2011	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer